William J. Tuttle, P.C. To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 16, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Kernan

Re:	Gladstone Investment Corporation

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2024

File No. 814-00704

Dear Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Fund”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, File No. 814-00704 (the “Annual Report”), in a call on September 30, 2024 between John Kernan of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comment is included in this letter, followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Annual Report.

1.

The Staff notes that the fair value of senior secured debt generally equals or approximates cost with the exception of securities in non-accrual status or valued at distressed levels. Please consider adding to the investment valuation disclosure to state that the fair value of senior secured debt generally equals or approximates cost.

Response: The Fund undertakes to add disclosure consistent with this comment in future periodic reports.

The Fund supplementally informs the Staff that its senior secured debt investments are fair valued using the same valuation techniques as other securities held by the Fund. A third-party valuation firm generally provides estimates of fair value on the Fund’s debt investments. For those investments that the Fund does

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United States Securities and Exchange Commission

October 16, 2024

not have the ability to effectuate a sale of the applicable portfolio company, the Adviser’s valuation team generally assigns the third-party valuation firm’s estimate of fair value after corroborating the estimate, generally using a Yield Analysis, which is further described in the footnotes to the Fund’s financial statements. For those debt investments for which the Fund has the ability to effectuate a sale of the portfolio company, the Adviser generally uses Total Enterprise Value, which is further described in the footnotes to the Fund’s financial statements, to determine the fair value of the investment. For most of the senior secured debt investments in the Fund’s portfolio, the fair value estimates that result from the above processes approximate cost because fluctuations in the value of the underlying portfolio company are reflected in fluctuations in the fair value of junior securities issued by the same portfolio company (generally preferred or common equity) held by the Fund.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	David Gladstone, Gladstone Investment Corporation

Michael LiCalsi, Gladstone Investment Corporation

Rachael Easton, Gladstone Investment Corporation

Erin M. Lett, Kirkland & Ellis LLP